September 27, 2024

David Steinberg
Chief Executive Officer
Zeta Global Holdings Corp.
3 Park Avenue, 33rd Floor
New York, NY 10016

       Re: Zeta Global Holdings Corp.
           Definitive Proxy Statement on Schedule 14A
           Filed April 26, 2024
           File No. 001-40464
Dear David Steinberg:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program